EXHIBIT 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in thousands, except ratio data)

	Years Ended July 31,
	2017	2016	2015	2014	2013
Earnings:
Earnings (Loss) from continuing operations before income taxes	$126,632	$109,345	$24,995	$(53,109)	$(95,674)
Add back:
Fixed charges	6,597	8,773	12,155	15,211	17,592
Less:
Preferential stock dividends and premium on redemption of preferred stock	—	—	—	—	—
Total earnings (loss)	$133,229	$118,118	$37,150	$(37,898)	$(78,082)

Fixed Charges:
Interest, capitalized and expensed	$5,254	$7,559	$10,429	$13,879	$16,222
Amortization of debt expense	250	265	727	421	419
Interest portion of rent expense	1,093	949	999	911	951
Preferential stock dividends and premium on redemption of preferred stock	—	—	—	—	—
Total fixed charges	$6,597	$8,773	$12,155	$15,211	$17,592

Ratio of Earnings to Fixed Charges	20.2x	13.5x	3.1x	(1)	(2)

(1)
Due to Brady Corporation's loss for the year ended July 31, 2014, the Company did not have earnings adequate to cover fixed charges, and the ratio of earnings to fixed charges therefore has not been presented for that period. The coverage deficiency necessary for the ratio of earnings to fixed charges to equal 1.0x was $53.1 million for the year ended July 31, 2014. The non-cash deficiency was primarily a result of a non-cash intangible asset impairment charge of $148.6 million recognized during the fourth quarter of fiscal 2014.

(2)
Due to Brady Corporation's loss for the year ended July 31, 2013, the Company did not have earnings adequate to cover fixed charges, and the ratio of earnings to fixed charges therefore has not been presented for that period. The coverage deficiency necessary for the ratio of earnings to fixed charges to equal 1.0x was $95.7 million for the year ended July 31, 2013. The non-cash deficiency was primarily a result of a non-cash intangible asset impairment charge of $204.4 million recognized during the fourth quarter of fiscal 2013.